Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2025	2024
		(in thousands, except per share data)
		£	£
Research and development expenses		(1,725)	(6,783)
Administrative expenses		(1,067)	(1,581)
Net foreign exchange (losses) gains		(59)	95

Operating loss		(2,851)	(8,269)
Finance income		25	126

Loss before tax		(2,826)	(8,143)
Income tax credit	3	353	1,305

Loss for the period		(2,473)	(6,838)

Basic and diluted loss per ordinary share	4	(0.02)	(0.13)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2025	2024
	(in thousands)
	£	£
Loss for the period	(2,473)	(6,838)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(27)	7

Other comprehensive (expense) income for the period	(27)	7

Total comprehensive loss for the period	(2,500)	(6,831)

Attributable to:
Equity holders of the Company	(2,500)	(6,831)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		March 31, 2025	December 31, 2024
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,191	2,199
Property, plant and equipment		177	197
Deferred tax asset	3	116	113

		2,484	2,509

Current assets
Prepayments, accrued income and other receivables		1,223	922
Current income tax receivable	3	3,941	4,594
Cash and cash equivalents	6	3,953	6,749

		9,117	12,265

Total assets		11,601	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	8	152,289	151,827
Other reserves		78,609	78,421
Accumulated deficit		(226,724)	(224,294)

Total equity attributable to equity holders of the Company		4,174	5,954

Non-current liabilities
Provisions		37	37
Lease liabilities		99	117

		136	154

Current liabilities
Trade payables		2,403	2,705
Payroll taxes and social security		142	134
Accrued expenditure		4,632	5,714
Lease liabilities		74	73
Provisions		40	40

		7,291	8,666
Total liabilities		7,427	8,820

Total equity and liabilities		11,601	14,774

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2024	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the period	—	—	—	—	—	—	(6,838)	(6,838)
Other comprehensive income for the period	—	—	—	—	7	—	—	7

Total comprehensive loss for the period	—	—	—	—	7	—	(6,838)	(6,831)
Share-based payments	—	—	—	626	—	—	—	626
Exercise of share options	2	1	—	(151)	—	—	148	—
Lapse of share options	—	—	—	(22)	—	—	22	—
Issue of share capital	150	1,342	—	—	—	—	—	1,492
Share issue expenses	—	(45)	—	—	—	—	—	(45)

Balance at March 31, 2024	2,266	142,604	(339)	37,496	10	42,466	(214,374)	10,129

Balance at January 1, 2025	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954
Loss for the period	—	—	—	—	—	—	(2,473)	(2,473)
Other comprehensive expense for the period	—	—	—	—	(27)	—	—	(27)

Total comprehensive loss for the period	—	—	—	—	(27)	—	(2,473)	(2,500)
Share-based payments	—	—	—	258	—	—	—	258
Exercise of share options	1	—	—	(43)	—	—	43	1
Issue of share capital	394	81	—	—	—	—	—	475
Share issue expenses	—	(14)	—	—	—	—	—	(14)

Balance at March 31, 2025	6,076	146,213	(339)	36,491	(9)	42,466	(226,724)	4,174

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(2,473)	(6,838)
Adjustments for:
Income tax credit	(353)	(1,305)
Amortization and depreciation	67	136
Finance income	(25)	(126)
Interest expense on lease liabilities	3	5
Share-based payments	258	626
Net foreign exchange losses (gains)	101	(98)

	(2,422)	(7,600)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(309)	(87)
(Decrease) increase in trade payables	(302)	2,390
Decrease in payroll taxes, social security and accrued expenditure	(1,075)	(586)

Movements in working capital	(1,686)	1,717

Cash used in operations	(4,108)	(5,883)

Net income tax received	999	—

Net cash used in operating activities	(3,109)	(5,883)

Cash flows from investing activities
Interest received	28	124
Payments for intangible assets	(39)	(81)

Net cash (used in) from investing activities	(11)	43

Cash flows from financing activities
Payments for lease liabilities	(20)	(64)
Proceeds from issue of share capital – exercise of share options	1	3
Proceeds from issue of share capital	475	1,492
Share issue expenses	(14)	(45)

Net cash from financing activities	442	1,386

Net decrease in cash and cash equivalents	(2,678)	(4,454)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(118)	97

Cash and cash equivalents at end of period	3,953	12,868

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. On April 16, 2024, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing one ordinary share, to one ADS representing 25 ordinary shares.

The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2024 have not yet been reported on by the Company’s auditor or delivered to the Registrar of Companies. The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 with the SEC on March 20, 2025, which included the Company’s Consolidated Financial Statements for its fiscal year ended December 31, 2024. Those financial statements have been reported on by the Company’s auditor. The report of the auditor was unqualified.

2. Material accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2025 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2024. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2025. The financial statements comprise the financial statements of the Group at March 31, 2025. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2025.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring losses, has an accumulated deficit totaling £226.7 million and cash flows used in operating activities of £3.1 million as of and for the three months ended March 31, 2025. The Company had £4.0 million of cash and cash equivalents at March 31, 2025.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on our current operating plan, our cash and cash equivalents on hand together with the gross cash proceeds raised in May 2025 from the registered direct offering of £8.8 million disclosed in note 9, will be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2024.

3. Income tax

	For the Three Months Ended March 31,
	2025	2024
	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	347	1,272
In respect of prior period U.K.	—	22
In respect of current period U.S.	—	(1)

	347	1,293
Deferred tax:
In respect of current period U.S.	6	12
In respect of prior period U.S.	—	—

Income tax credit	353	1,305

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects incurred on or after April 1, 2023.

	March 31, 2025	December 31, 2024
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	3,938	4,591
U.S. tax	3	3

	3,941	4,594

Deferred tax asset
U.S. deferred tax asset	116	113

4. Basic and diluted loss per ordinary share

	For the Three Months Ended March 31,
	2025	2024
	(in thousands, except per share data)
	£	£
Loss for the period	(2,473)	(6,838)

Basic and diluted weighted average number of ordinary shares	151,802	53,577
Basic and diluted loss per ordinary share	(0.02)	(0.13)

Basic loss per ordinary share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.2 million as of March 31, 2025 (as of December 31, 2024: £2.2 million).

During the three months ended March 31, 2025, the Company acquired intangible assets with a cost of £39,000 in relation to patents.

6. Cash and cash equivalents

	March 31, 2025	December 31, 2024
	(in thousands)
	£	£
Cash and cash equivalents	3,953	6,749

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

During the three months ended March 31, 2025, no share options were granted under the 2020 Long-Term Incentive Plan (three months ended March 31, 2024: 6,273,782 share options granted).

For the three months ended March 31, 2025, the Company recognized £0.3 million of share-based payment expense in the statement of operations (three months ended March 31, 2024: £0.6 million).

8. Share capital and share premium

	March 31, 2025	December 31, 2024
	(in thousands)
	£	£
Share capital	6,076	5,681
Share premium	146,213	146,146

	152,289	151,827

Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	151,924	142,037

	Number of shares	Share capital	Share premium
	(in thousands)
Fully paid shares:		£	£
Balance at December 31, 2024	142,037	5,681	146,146
Exercise of share options	29	1	—
Issue of share capital	9,858	394	67

Balance at March 31, 2025	151,924	6,076	146,213

9. Events after the reporting period

On April 23, 2025, the Company subdivided and redesignated the issued share capital of 151,923,897 ordinary shares of £0.04 each into 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each. The deferred shares have no economic value, dividend or voting rights.

On May 7, 2025, under a registered direct offering, the Group sold and issued 2,452,935 ADSs, representing 61,323,375 ordinary shares, and Pre-Funded Warrants to purchase up to 8,393,050 ADSs, representing 209,826,250 ordinary shares in lieu of ADSs, which were subsequently exercised in full, and accompanying Series A Warrants and Series B Warrants. The offering raised gross proceeds of £5.3 million.

Subsequent to May 7, 2025, the Series B Warrants have been exercised in full and the Group has issued 356,412,705 ADSs, representing 8,910,317,625 ordinary shares, raising gross proceeds of £3.5 million.